UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934


                        The Canton Industrial Corporation

                                (Name of Issuer)


                         Common Stock, par value $0.001

                         (Title of Class of Securities)


                                    138219407

                                 (CUSIP Number)


                Richard D. Surber, 268 West 400 South, Suite 300
                           Salt Lake City, Utah 84101

 (Name, address and telephone number of person authorized to receive notices and communications)


                                December 22, 1995

             (Date of Event which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



Check the following box if a fee is being paid with the statement ( ).

                                  SCHEDULE 13D
CUSIP No.  138219407                                           Page 1 of 5 Pages



1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Investment Sanctuary Corp.  ("ISC")



2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (A) (X)
                                                     (B) ( )


3)  SEC USE ONLY



4)  SOURCE OF FUNDS
                                                         OO


5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E).     [ ]



6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Utah is the state in which this reporting person is organized.



                  7)  SOLE VOTING POWER              2,926,584
NUMBER OF

SHARES
BENEFICIALLY      8)  SHARED VOTING POWER            5,970,231
OWNED* BY

EACH
REPORTING         9)  SOLE DISPOSITIVE POWER         2,929,584
PERSON WITH


                 10)  SHARED DISPOSITIVE POWER       5,970,231



11)  AGGREGATE AMOUNT BENEFICIALLY OWNED* BY EACH REPORTING PERSON
                                        51%


12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (  )


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                        51%

14)  TYPE OF REPORTING PERSON
                                                              CO

* Presumes the options by which beneficial ownership arise were exercised on December 28, 1995.

                                  SCHEDULE 13D
CUSIP No.  138219407                                           Page 2 of 5 Pages



1)  NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
A-Z Professional Consultants, Inc. ("A-Z")



2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A) (X)
                                                              (B) ( )


3)  SEC USE ONLY



4)  SOURCE OF FUNDS
                                    OO for both reporting persons.


5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(E).     [ ]


6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Utah is the  state in  which  reporting  person  is organized.


                  7)  SOLE VOTING POWER             3,043,647
NUMBER OF

SHARES
BENEFICIALLY      8)  SHARED VOTING POWER           5,970,231
OWNED* BY

EACH
REPORTING         9)  SOLE DISPOSITIVE POWER        3,043,647
PERSON WITH


                 10)  SHARED DISPOSITIVE POWER      5,970,231



11)  AGGREGATE AMOUNT BENEFICIALLY OWNED* BY EACH REPORTING PERSON
                                        51%


12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (  )



13)  PERCENT OF CLASS* REPRESENTED BY AMOUNT IN ROW (11)
                                        51%


14)  TYPE OF REPORTING PERSON
                                                              CO

* Presumes the options by which beneficial ownership arise were exercised on December 28, 1995.

Item 1.  Security and Issuer

This statement relates to common stock, par value $0.001 per share, of The Canton Industrial Corporation ("Common Stock"). The Canton Industrial Corporation is a Nevada corporation with principal executive offices at 268 West 400 South, Suite 300, Salt Lake City, Utah 84101 ("Canton").

Item 2.  Identity and Background

(a) This statement is filed jointly by A-Z Professional Consultants, Inc. ("A-Z"), and Investment Sanctuary Corporation ("ISC"). A-Z is a Utah corporation whose sole executive officer (president) and director is Richard D. Surber. The sole shareholder of A-Z is Allen Z. Wolfson. Allen Z. Wolfson is also the uncle of Richard D. Surber and therefore shares control of A-Z. ISC is a Utah corporation whose sole executive officer (president) and director, and sole shareholder is Richard D. Surber. Richard D. Surber may be considered to share control of ISC with Allen Z. Wolfson and A-Z, due to the familial relationship existing between Richard D. Surber and Allen Z. Wolfson.

(b) The business address for A-Z and Allen Z. Wolfson is 268 West 400 South, Suite 306, Salt Lake City, Utah, 84101. The business address for ISC and Richard
D. Surber is 268 West 400 South, Suite 305, Salt Lake City, Utah, 84101.

(c) The principal business of A-Z and ISC and the principal occupations of both Richard D. Surber and Allen Z. Wolfson are providing financial and business consulting services. Richard D. Surber is also an executive officer and director of Canton and also serves as an officer or director of a number of private corporations.

(d) Neither A-Z, Allen Z. Wolfson, ISC, nor Richard D. Surber has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the last five years.

(e) During the last five years neither A-Z, Allen Z. Wolfson, ISC nor Richard D. Surber was party to a civil proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f) Allen Z. Wolfson and Richard D. Surber are both citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         The source of the funds to be used in making the purchases of these shares is personal and may include other consideration acceptable to Canton and its board of directors, with the exclusion of promissory notes as stated in Item
4. The amount necessary for A-Z and ISC to purchase these shares will vary with the number of issued and outstanding shares of Canton's Common Stock because A-Z and ISC were granted options to purchase a quantity of restricted shares of Canton's Common Stock equivalent to 26% and 25%, respectively, of Canton's issued and outstanding shares at $0.59 per share. These agreements have been filed with the Securities and Exchange Commission as part of a Current Report on Form 8-K filed by Canton on January 3, 1996. This exercise price was determined by Canton's board of directors in October 1995 when the price of Canton's Common Stock was $0.59 per share. As of December 28, 1995, there were 5,736,105 shares of Canton's Common Stock issued and outstanding. If A-Z and ISC decided to exercise their all options on December 28, 1995, they would then purchase 3,043,648 and 2,926, 584 restricted shares, respectively, for $1,795,752.32 and $1,726,684.56 respectively.

Item 4.  Purpose of Transaction

         On December 22, 1995, Canton granted A-Z and ISC options (the "Options"), to purchase a quantity of shares of Canton's Common Stock equivalent to 26% and 25%, respectively, of the issued and outstanding shares on the exercise date. These agreements have been filed with the Securities and Exchange Commission as part of a Current Report on Form 8-K filed by Canton on January 2, 1996. These options can be exercised in accordance with all the terms and conditions set forth in the Stock Option Agreement and any Stock Option Plan that Canton may have in effect at the time of exercise. Notice must delivered to Canton setting forth the number of Options to be exercised together with either:
a) a certified check or bank check payable to the order of Canton in the amount of the full exercise price of the Common Stock being purchased; or b) other consideration acceptable to Canton, which consideration shall be approved by the board of directors of Canton, with the exclusion of a promissory note, which shall not be acceptable. These option grants serve to compensate A-Z, ISC, Allen
Z. Wolfson and Richard D. Surber for consulting services previously rendered as well as to entice them to continue rendering such services to Canton in the future. By granting these options, Canton's board of directors has effectively given control of Canton to Allen Z. Wolfson and Richard D. Surber.

Item 5.  Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover page.

(b) The powers each person identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the cover page.

(c) There were no transactions in the class of securities reported on that were effected during the last sixty days aside from those discussed herein.

(d) No person aside from the reporting persons listed herein has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The following is a list of all contracts, arrangements, understanding or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer:

         - Richard D.  Surber is the chief  executive  officer and a director of
         Canton. As the president and sole director of A-Z, which now beneficially owns 26% of Canton's Common Stock, and as the sole officer, director and shareholder of ISC, which beneficially owns 25% of Canton's Common Stock, Mr. Surber effectively has control over the affairs of Canton.

         - Allen Z. Wolfson, the sole shareholder of A-Z, also has control of Canton. Although Mr. Wolfson has never been named as an officer or director of Canton, he may have previously had "control" (as defined in Rule 12b-2 of the Securities Exchange Act of 1934) over the affairs of the Canton as the sole shareholder of A-Z, formerly one of Canton's largest shareholders. With the grant of the options described herein, Mr. Wolfson effectively now has control over the affairs of Canton. Mr. Wolfson is the uncle of Richard D. Surber.

         - A-Z has a consulting agreement with Canton whereby it receives 40,000 restricted Shares of Canton's Common Stock per month of services rendered. The amount of shares issued to A-Z are included in determining the quantity A-Z has the option to purchase. A-Z also receives a finder's fee equal to 10% of any compensation Canton receives from any entity which A-Z introduces to Canton.

Item 7.  Material to Be Filed as Exhibits.

         Attached as Exhibit A is a copy of an agreement between A-Z and ISC whereby they consent to have this statement filed on behalf of both A-Z and ISC pursuant to Rule 13d-1(f) of the Securities Exchange Act of 1934.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              A-Z Professional Consultants, Inc.


Date:     January 31, 1995                             /s/ Richard Surber
                                                    Richard D. Surber, President



                                              Investment Sanctuary Corporation


Date:     January 31, 1995                             /s/ Richard Surber
                                                    Richard D. Surber, President



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1061).

                                   [EXHIBIT A]

                                    AGREEMENT

         THIS AGREEMENT ("Agreement") is entered into by and between A-Z Professional Consultants, Inc., a Utah corporation ("A-Z"), and Investment Sanctuary Corporation, a Utah corporation ("ISC"), on this 29th day of December 1995.

                                     PREMISE

         WHEREAS, A-Z and ISC are both required to file Schedule 13D as promulgated under the Securities Act of 1933 ("Schedule 13D") due to their beneficial ownership of common stock of The Canton Industrial Corporation.

                                    AGREEMENT

         NOW, THEREFORE, based on the foregoing premises, which are incorporated herein by this reference, and for and in consideration of the mutual covenants and agreements contained herein, and in reliance on the representations and warranties set forth in this Agreement, the benefits to be derived herein and for other valuable consideration, the sufficiency of which is hereby expressly acknowledged, the Parties agree as follows:

         1. A-Z and ISC acknowledge that each other is required to file with the Securities and Exchange Commission a Schedule 13D as a result of their beneficial ownership of common stock in The Canton Industrial Corporation, and, in the interest of consolidation and efficiency, desire to file a single statement pursuant to Rule 13d-1(f) of the Securities Exchange Act of 1934.

         2. A-Z and ISC hereby consent to have a single Schedule 13D filed pursuant to Rule 13d-1(f) as fulfillment of the obligation individual obligation of A-Z and the individual obligation of ISC to file such a schedule in a joint manner.


         IN WITNESS WHEREOF, the signatures of the parties hereto evidence their mutual assent and acceptance of this Agreement as of the date first set forth above.


A-Z Professional Consultants, Inc.              Investment Sanctuary Corporation

 /s/ Richard Surber                                    /s/ Richard D. Surber
Richard Surber, President                           Richard D. Surber, President